Mail Stop 3561

September 18, 2008

By U.S. Mail

Mr. Albert Cervantes
Chief Financial Officer
Actiga Corp.
871 Marlborough Avenue, Suite 100
Riverside CA 92507

      Re: Actiga Corp.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed July 24, 2008
              File No. 0-52323

Dear Mr. Cervantes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief